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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COGENT COMMUNICATIONS GROUP, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

SERIES H PARTICIPATING CONVERTIBLE PREFERRED STOCK PAR VALUE $.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

N/A
(CUSIP NUMBER OF CLASS OF SECURITIES)

DAVID SCHAEFFER
CHIEF EXECUTIVE OFFICER
COGENT COMMUNICATIONS GROUP, INC.
1015 31ST STREET, N.W.
WASHINGTON, D.C. 20007
(202) 295-4200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
DAVID M. MCPHERSON, ESQ.
LATHAM & WATKINS LLP
555 ELEVENTH STREET, N.W.
WASHINGTON, D.C. 20008
(202) 637-2200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$2,391,122	$114.04
*
Calculated solely for purposes of determining the filing fee. This amount includes $981,424 allocable to options to purchase 962,180 shares of common stock of Cogent Communications Group, Inc. having a maximum aggregate value of $981,424 as of September 10, 2003, that, for the purposes of determining the filing fee, the registrant has assumed will be exchanged and or cancelled pursuant to this offer. A filing fee of $79.40 was previously paid in connection with the these options at the time that the registrant initially filed the Schedule TO on September 11, 2003. The aggregate value of such options was calculated based on the closing price of the common stock of Cogent Communications Group, Inc. on September 10, 2003. This amount also includes $1,409,698 allocable to 1,225,825 shares of common stock of Cogent Communications Group, Inc. having a maximum aggregate value of $1,409,698 as of September 30, 2003, that, for the purposes of determining the filing fee, the registrant has assumed will be surrendered pursuant to this offer. The filing fee paid in respect of this Amendment No. 1 to Schedule TO is paid in connection with these shares of common stock. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 per each $1.0 million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable Filing party: Registrant. Not Applicable

Form or Registration No.: Not Applicable Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [    ]

ITEM 1. SUMMARY TERM SHEET

        The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options, dated September 11, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a)   The name of the issuer is Cogent Communications Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1015 31st Street, N.W., Washington, D.C. 20007. The telephone number of the Company is (202) 295-4200. The information set fort in the Offer to Exchange under Section 11 (Information about Cogent Communications Group, Inc.) is incorporated herein by reference.

        (b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to its eligible employees to exchange all rights to purchase the Company's common stock (including, but not limited to, incentive stock options and/or non-qualified stock options) that were granted under the Amended and Restated Cogent Communications Group 2000 Equity Incentive Plan (the "Equity Incentive Plan") and owned by eligible employees as of September 11, 2003 (the "eligible options"), for shares of Series H Participating Convertible Preferred Stock, $.001 par value (the "restricted stock"), upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the "election form" and, together with the offer to exchange, as they may be amended from time to time, the "offer"), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii). In order for employees to participate in the exchange, employees must forfeit any and all shares of common stock, other than common stock received as a result of a conversion of Series B and Series C preferred stock into common stock and common stock purchased for cash on public markets. The Company refers to the common stock subject to forfeiture as the "subject Common Stock." There are an aggregate of 1,225,824 shares of subject Common Stock, of which 1,225,000 shares are held by David Schaeffer, the Company's Chief Executive Officer, 799 shares are held by Helen Lee, the Company's Chief Financial Officer, and 25 shares are held by Thaddeus Weed, the Company's Controller. Such shares were granted to Mr. Schaeffer in connection with founding the Company, and were received by Ms. Lee and Mr. Weed in connection with their exercise of options to purchase the Company's common stock that were granted to them in connection with their employment.

        As of September 1, 2003, there are approximately 14,259,563 shares of the Company's common stock issued and outstanding and 962,180 shares of authorized common stock underlying the options eligible for exchange.

        The information set forth in the Offer to Exchange on the introductory cover pages, under Section 1 (Number of Options; Expiration Date), Section 6 (Acceptance of Eligible Options for Exchange and Issuance of Restricted Stock), and Section 9 (Source and Amount of Consideration; Terms of Restricted Stock) is incorporated herein by reference.

        (c)   The information set forth in the Offer to Exchange under Section 8 (Price Range of Our Common Stock) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        (a)   The Company is the subject company and the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 12 (Interests of Directors and Officers; Transactions and Arrangements about the Restricted Stock) and the information set forth in Schedule I to the Offer to Exchange, together, are incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

        (a)   The information set forth in the Offer to Exchange on the introductory cover pages, under "Summary Term Sheet," Section 1 (Number of Options; Expiration Date), Section 2 (Purpose of the Offer to Exchange), Section 4 (Procedures for Electing to Exchange Eligible Options), Section 5 (Withdrawal Rights), Section 6 (Acceptance of Eligible Options for Exchange and Issuance of Restricted Stock), Section 7 (Conditions to the Offer), Section 9 (Source and Amount of Consideration; Terms of Restricted Stock), Section 12 (Interests of Directors and Officers; Transactions and Arrangements about the Restricted Stock), Section 13 (Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer), Section 14 (Legal Matters; Regulatory Approvals), Section 15 (Material U.S. Federal Income Tax Consequences), Section 16 (Extension of the Offer; Termination; Amendment) and Section 19 (Forward-Looking Statements; Miscellaneous) is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 12 (Interests of Directors and Officers; Transactions and Arrangements about the Restricted Stock) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   Not applicable.

        (d)   Not applicable.

        (e)   The information set forth in the Offer to Exchange under Section 12 (Interests of Directors and Officers; Transactions and Arrangements about the Restricted Stock) is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   The information set forth in the Offer to Exchange under Section 2 (Purpose of the Offer to Exchange) is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 6 (Acceptance of Eligible Options for Exchange and Issuance of Restricted Stock) and Section 13 (Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

        (c)   The information set forth in the Offer to Exchange under Section 2 (Purpose of the Offer to Exchange) is incorporated herein by reference.

        Except as otherwise disclosed in the Offer to Exchange, neither the Company nor, to best of the Company's knowledge, any of its affiliates, directors or executive officers has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the Company's present dividend rate or policy, or indebtedness or capitalization; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company's corporate structure or business; (6) any class of the Company's equity securities being delisted from the American Stock Exchange; (7) any class of the

Company's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (8) the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of the Company's additional securities or the disposition of the Company's securities; or (10) any change in the Company's Fourth Amended and Restated Certificate of Incorporation, Bylaws or other governing instruments or other actions which could impede the acquisition of control of the Company.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)   The information set forth in the Offer to Exchange under Section 9 (Source and Amount of Consideration; Terms of Restricted Stock) and Section 17 (Fees and Expenses) is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 7 (Conditions to the Offer) is incorporated herein by reference.

        (c)   Not applicable.

        (d)   Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)   The information set forth in the Offer to Exchange under Section 12 (Interests of Directors and Officers; Transactions and Arrangements about the Restricted Stock) and the information set forth in Schedule I to the Offer to Exchange, together, are incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 12 (Interests of Directors and Officers; Transactions and Arrangements about the Restricted Stock) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   Not applicable.

ITEM 10. FINANCIAL STATEMENTS

        (a)   The information set forth in the Offer to Exchange under Section 10 (Summary Consolidated Financial Information) and Section 18 (Additional Information) is incorporated herein by reference. The financial information included on pages 42 through 73 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and on pages 1 through 17 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, are incorporated herein by reference. Such reports may be inspected at, and copies obtained from, the same place and in the same manner as set forth in the Offer to Exchange under Section 18 (Additional Information).

        (b)   Not applicable.

ITEM 11. ADDITIONAL INFORMATION

        (a)   The information set forth in the Offer to Exchange under Section 12 (Interests of Directors and Officers; Transactions and Arrangements about the Restricted Stock), and Section 14 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

        (b)   Not applicable.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Exchange, dated September 11, 2003.
(a)(1)(ii)
2003 Incentive Award Plan of Cogent Communications Group, Inc. (incorporated by reference to Appendix E of the Company's definitive information statement on Schedule 14C, filed with the SEC on July 11, 2003, File No. 001-31227).
(a)(1)(iii)	Form of Election Form, filed as Exhibit B of the Offer to Exchange which is filed herewith as Exhibit (a)(1)(i) and incorporated by reference.
(a)(1)(iv)	Form of Restricted Stock Agreement, filed as Exhibit C of the Offer to Exchange which is filed herewith as Exhibit (a)(1)(i) and incorporated by reference.
(a)(1)(v)	Form of Notice of Election to Withdraw, filed as Exhibit D of the Offer to Exchange which is filed herewith as Exhibit (a)(1)(i) and incorporated by reference.
(a)(1)(vi)
Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003, File No. 001-31227).
(a)(1)(vii)
Form of Certificate of Designation (incorporated by reference to Exhibit 3.21 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003, File No. 001-31227).
(a)(1)(viii)	Form of Letter from Cogent Communications Group, Inc. to Eligible Employees regarding the Offer to Exchange.
(a)(1)(ix)	The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(x)	The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xi)	The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xii)	The Company's current report on Form 8-K, filed with the SEC on August 7, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xiii)	The Company's current report on Form 8-K, filed with the SEC on June 23, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xiv)	The Company's current report on Form 8-K, filed with the SEC on March 3, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xv)	The Company's current report on Form 8-K, filed with the SEC on January 29, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xvi)	The Company's definitive information statement on Schedule 14C, filed with the SEC on July 11, 2003 (File No. 001-31227) and incorporated by reference.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	The Company's registration statement on Form S-8, filed with the SEC on September 11, 2003 (File No. 333-) and incorporated by reference.

(b)	Not applicable.
(d)(1)	Third Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed with the SEC on January 29, 2003, File No. 001-31227).
(d)(2)	Second Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed with the SEC on January 29, 2003, File No. 001-31227).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2003	COGENT COMMUNICATIONS GROUP, INC.
	By:	/s/ DAVID SCHAEFFER Name: David Schaeffer Title: Chairman, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Exchange, dated September 11, 2003.
(a)(1)(ii)
2003 Incentive Award Plan of Cogent Communications Group, Inc. (incorporated by reference to Appendix E of the Company's definitive information statement on Schedule 14C, filed with the SEC on July 11, 2003, File No. 001-31227).
(a)(1)(iii)	Form of Election Form, filed as Exhibit B of the Offer to Exchange which is filed herewith as Exhibit (a)(1)(i) and incorporated by reference.
(a)(1)(iv)	Form of Restricted Stock Agreement, filed as Exhibit C of the Offer to Exchange which is filed herewith as Exhibit (a)(1)(i) and incorporated by reference.
(a)(1)(v)	Form of Notice of Election to Withdraw, filed as Exhibit D of the Offer to Exchange which is filed herewith as Exhibit (a)(1)(i) and incorporated by reference.
(a)(1)(vi)
Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003, File No. 001-31227).
(a)(1)(vii)
Form of Certificate of Designation (incorporated by reference to Exhibit 3.21 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003, File No. 001-31227).
(a)(1)(viii)	Form of Letter from Cogent Communications Group, Inc. to Eligible Employees regarding the Offer to Exchange.
(a)(1)(ix)	The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(x)	The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xi)	The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xii)	The Company's current report on Form 8-K, filed with the SEC on August 7, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xiii)	The Company's current report on Form 8-K, filed with the SEC on June 23, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xiv)	The Company's current report on Form 8-K, filed with the SEC on March 3, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xv)	The Company's current report on Form 8-K, filed with the SEC on January 29, 2003 (File No. 001-31227) and incorporated by reference.
(a)(1)(xvi)	The Company's definitive information statement on Schedule 14C, filed with the SEC on July 11, 2003 (File No. 001-31227) and incorporated by reference.
(a)(2)	Not applicable.

(a)(3)	Not applicable.
(a)(4)	The Company's registration statement on Form S-8, filed with the SEC on September 11, 2003 (File No. 333-) and incorporated by reference.
(b)	Not applicable.
(d)(1)	Third Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed with the SEC on January 29, 2003, File No. 001-31227).
(d)(2)	Second Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed with the SEC on January 29, 2003, File No. 001-31227).
(g)	Not applicable.
(h)	Not applicable.

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